UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Metropolitan Financial Corp. _________________________________________________________________________

(Name of Issuer)

Common Stock, No Par Value __________________________________________________________________________

(Title of Class of Securities)

59189N108 __________________________________

(CUSIP Number)

December 31, 2002 ___________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

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CUSIP No. 59189N108 13G Page 2 of 6 Pages

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Robert M. Kaye

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) [ ] (b) [x]

3 SEC USE ONLY:

4 CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER: 11,553,089

6 SHARED VOTING POWER: 76,000

7 SOLE DISPOSITIVE POWER: 11,553,089

8 SHARED DISPOSITIVE POWER: 76,000

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,629,089

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS): [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

68.88% - See item 4 below.

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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CUSIP No. 59189N108 13G Page 3 of 6 Pages

Item 1.

(a) Name of Issuer

Metropolitan Financial Corp.

(b) Address of Issuer's Principal Executive Offices

22901 Millcreek Boulevard
Highland Hills, OH 44122

Item 2.

(a) Name of Person Filing

Robert M. Kaye

(b) Address of Principal Business Office or, if none, Residence

60 Monmouth Park Highway
West Long Branch, New Jersey 07764

(c) Citizenship

U.S.A.

(d) Title of Class of Securities

Common Stock, No Par Value

(e) CUSIP Number

59189N108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

See Item 9 of cover page.

(b) Percent of class:

See Item 11 of cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of cover page. Includes 6,600 shares held by Mr. Kaye as Trustee, over which Mr. Kaye has sole voting and dispositive power, 8,865 shares attributable to Mr. Kaye under the Metropolitan Financial Corp. ("Metropolitan") Stock Purchase Plan (the "Stock Purchase Plan"), which are held by the Plan Trustee, 36,631 shares attributable to Mr. Kaye under the Metropolitan 401(k) Plan (the "401(k) Plan"), and options for 731,780 shares exercisable within 60 days. Mr. Kaye has voting power with respect to the Stock Purchase

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CUSIP No. 59189N108 13G Page 4 of 6 Pages

Plan shares and the 401(k) Plan shares (collectively, the "Plan Shares") and limited dispositive power with respect to the Plan Shares as set forth in each respective plan document.

(ii) Shared power to vote or to direct the vote:

See Item 6 of cover page. Includes 76,000 shares held by the Robert M. Kaye Foundation, of which Mr. Kaye is a trustee, over which Mr. Kaye has shared voting and dispositive power.

(iii)Sole power to dispose or to direct the disposition of:

See Item 7 of cover page. See Item 4(c)(i) above.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of cover page. See item 4(c)(ii) above.

According to its Current Report on Form 8-K filed with the SEC on January 27, 2003, as of December 31, 2002, Metropolitan had 16,151,450 shares of its Common Stock outstanding. Accordingly, Mr. Kaye is deemed to beneficially own 68.88% of the outstanding Common Stock of Metropolitan.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class or securities, check the following [ ].

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

As disclosed on the Schedule 13D filed with the SEC by Sky Financial Group, Inc. ("Sky") on November 5, 2002, Mr. Kaye and Sky entered into a Voting Agreement dated October 23, 2002 (the "Voting Agreement"), pursuant to which Mr. Kaye has agreed to vote his shares: (i) in favor of the merger of Metropolitan with and into Sky pursuant to the Agreement and Plan of Merger (the "Merger Agreement") entered into by Sky and Metropolitan on October 23, 2002 and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between Metropolitan and any person or entity other than Sky, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Metropolitan under the Merger Agreement or that would result in any of the conditions to the obligations of

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CUSIP No. 59189N108 13G Page 5 of 6 Pages

Metropolitan under the Merger Agreement not being fulfilled. The Voting Agreement and obligations of Mr. Kaye under the Voting Agreement terminate contemporaneously with the termination of the Merger Agreement.

Mr. Kaye does not affirm the existence of a group with Sky.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

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CUSIP No. 59189N108 13G Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:

/s/ Robert M. Kaye
__________________________
Robert M. Kaye

Dated: February 14, 2003